Snow Lake Announces 2024 Annual General & Special Meeting Results

Manitoba, Canada, May 8, 2024 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (NASDAQ:LITM) ("Snow Lake" or the "Company") today announced the results of its 2024 Annual General & Special Meeting of shareholders (the "2024 Meeting"), which was held on May 8, 2024. At the 2024 Meeting, the Company's shareholders:

(1)	Fixed the number of the Company's directors at five (5) and duly elected each of the nominees to the board of directors (the "Board");

(2)	Approved Nochum Labkowski, Peretz Schapiro, Kathleen Skerrett, Brian Imrie, and Shlomo Kievman as the Company's directors;

(3)	Approved the re-appointment of De Visser Gray LLP, Chartered Professional Accountants as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2025;

(4)

Authorized and approved the continuance (the "Continuance") of the Company, in the form as set out in the management information circular dated March 28, 2024 (the "Circular"), furnished on Form 6-K on EDGAR on April 11, 2024, and prepared for the purpose of the 2024 Meeting, from the Province of Manitoba and into the Province of Ontario, and to effect, at such time as the Board deems appropriate;

(5)

Ratified, confirmed, and approved the adoption of the amended and restated By-Law No.1 of the Company, the full text of which is set forth in Schedule "C" of the Circular and approved by the Board in March 2024;

(6)

Passed a special resolution to authorize the Board to consolidate the Company's common shares, as described in the Circular under the heading "Matters to be acted upon at the Meeting - Proposal 7. Approval of the Consolidation"; and

(7)	Passed a special resolution to authorize the Board to amend the articles of the Company to change the name of the Company to a name to be decided by the Board, in its sole discretion.

About Snow Lake Resources Ltd.

Snow Lake Resources Ltd., d/b/a Snow Lake Energy, is a Canadian clean energy development company listed on NASDAQ:LITM with a global portfolio of clean energy mineral projects comprised of two hard rock lithium projects and two uranium projects. The Snow Lake Lithium™ Project is an advanced stage exploration project located in the Snow Lake region of Northern Manitoba and the Shatford Lake Lithium Project is an exploration stage project located adjacent to the Tanco lithium mine in Southern Manitoba. The Black Lake Uranium Project is an exploration stage project located in the Athabasca Basin, Saskatchewan and the Engo Valley Uranium Project is an exploration stage project located in the Skeleton Coast of Namibia. Snow Lake is focused on advancing all of its projects through the various phases of exploration and development and into production in order to supply the minerals and resources needed for the clean energy and electric vehicle transitions. Learn more at www.snowlakelithium.com.

Forward-Looking Statements: This press release is not intended to, and shall not, constitute an offer to purchase or sell shares of Snow Lake; nor is this press release intended to solicit a proxy from any shareholder of Snow Lake. Snow Lake and its management, and other persons may be deemed under the rules of the Securities and Exchange Commission to be participants in the solicitation of proxies from shareholders in connection with the matters described above. Information about the Company's management may be found in the Notice of Annual General and Special Meeting of the Shareholders and Management information Circular.

Certain statements made in this news release that are not historical facts are referred to as "forward-looking statements" under the U.S. federal securities laws. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. Generally, the words "believe," "expect," "intend," "estimate," "anticipate," "project," "will" and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ from the historical experience of Snow Lake and its present expectations or projections. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Snow Lake undertakes no responsibility to update publicly or revise any forward-looking statements.

Contact and Information

Frank Wheatley, CEO

+1 (604) 562-1916

Investor Relations

Investors:  ir@snowlakelithium.com

Website:  www.snowlakelithium.com

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